SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULE 13D-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 30)

Mine Safety Appliances Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

602720104

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 602720104	Page 1 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 190,845
6) Shared Voting Power 25,335
7) Sole Dispositive Power 126,227
8) Shared Dispositive Power 2,463,335

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,600,942*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 7.27
12)	Type of Reporting Person (See Instructions) HC

*	See the response to Item 6.

CUSIP No. 602720104	Page 2 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 187,182
6) Shared Voting Power 25,335
7) Sole Dispositive Power 122,564
8) Shared Dispositive Power 2,463,335

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,597,279*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 7.26
12)	Type of Reporting Person (See Instructions) HC

*	See the response to Item 6.

CUSIP No. 602720104	Page 3 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 187,182
6) Shared Voting Power 25,335
7) Sole Dispositive Power 122,564
8) Shared Dispositive Power 2,463,335

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,597,279*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 7.26
12)	Type of Reporting Person (See Instructions) BK

*	See the response to Item 6.

CUSIP No. 602720104	Page 4 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons National City Bank 34-0420310
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 3,663
6) Shared Voting Power -0-
7) Sole Dispositive Power 3,663
8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,663*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 0.01
12)	Type of Reporting Person (See Instructions) BK

*	See the response to Item 6.

CUSIP No. 602720104	Page 5 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons Allegiant Asset Management Company 38-2636152
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Michigan

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 253
6) Shared Voting Power -0-
7) Sole Dispositive Power 253
8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 253
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01
12)	Type of Reporting Person (See Instructions) IA

Page 6 of 9 Pages

ITEM 1(a)	-	NAME OF ISSUER:

Mine Safety Appliances Company

ITEM 1(b)	-	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

121 Gamma Drive, RIDC Industrial Park Pittsburgh, Pennsylvania 15238

ITEM 2(a)	-	NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.; PNC Bank, National Association; National City Bank; and Allegiant Asset Management Company

ITEM 2(b)	-	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Bancorp, Inc. - 300 Delaware Avenue, Suite 304, Wilmington, DE 19801

PNC Bank, National Association - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

National City Bank - 1900 East Ninth Street, Cleveland, OH 44114

Allegiant Asset Management Company - 1900 East Ninth Street, Cleveland, OH 44114

ITEM 2(c)	-	CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

National City Bank - United States

Allegiant Asset Management Company - Michigan

ITEM 2(d)	-	TITLE OF CLASS OF SECURITIES:

Common

ITEM 2(e)	-	CUSIP NUMBER:

602720104

ITEM 3	-	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☒ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐ Investment Company registered under Section 8 of the Investment Company Act;

(e) ☒ An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☒ A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

(j) ☐ Group, in accordance with Rule 13d(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Page 7 of 9 Pages

ITEM 4	-	OWNERSHIP:

The following information is as of December 31, 2008:

(a) Amount Beneficially Owned: 2,600,942 shares*

* See the response to Item 6.

(b) Percent of Class: 7.27

(c) Number of shares to which such person has:

(i) sole power to vote or to direct the vote 190,845

(ii) shared power to vote or to direct the vote 25,335

(iii) sole power to dispose or to direct the disposition of 126,227

(iv) shared power to dispose or to direct the disposition of 2,463,335

ITEM 5	-	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6	-	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

PNC Bank, National Association acts as Trustee for the Mine Safety Appliances Stock Compensation Trust (the “Trust”) pursuant to and in accordance with that certain Trust Agreement effective as of June 1, 1996. PNC Bank, National Association, as Trustee, reports herein that it is deemed to have no voting power, but shared dispositive power with respect to the 2,378,462 shares held in the Trust as of December 31, 2008. The filing of this Schedule 13G Amendment does not constitute, and should not be construed as an admission that either PNC Bank, National Association, as Trustee of the Trust, or the Trust beneficially owns such securities. In connection therewith, the Trustee and the Trust disclaim beneficial ownership of such securities.

Of the total shares of common stock reported herein, 218,817 shares are held in accounts at PNC Bank, National Association in a fiduciary capacity.

Of the total shares of Common Stock reported herein, 3,410 shares are held in accounts at National City Bank in a fiduciary capacity.

ITEM 7	-	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

National City Bank - BK (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

Allegiant Asset Management Company - IA (wholly owned subsidiary of National City Bank)

ITEM 8	-	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9	-	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10	-	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2009		February 12, 2009
Date		Date

By:	/s/ Joseph C. Guyaux	By:	/s/ Janice K. Henderson
	Signature - The PNC Financial Services Group, Inc.		Signature – National City Bank
	Joseph C. Guyaux, President		Janice K. Henderson, Officer
	Name & Title		Name & Title

February 12, 2009		February 12, 2009
Date		Date

By:	/s/ Maria C. Schaffer	By:	/s/ Janice K. Henderson
	Signature - PNC Bancorp, Inc.		Signature – Allegiant Asset Management Company
	Maria C. Schaffer, Executive Vice President		Janice K. Henderson, Director
	Name & Title		Name & Title

February 12, 2009
Date

By:	/s/ Joseph C. Guyaux
Signature - PNC Bank, National Association
Joseph C. Guyaux, President
Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT WAS PREVIOUSLY FILED BY

THE PNC FINANCIAL SERVICES GROUP, INC., PNC BANCORP, INC. AND

PNC BANK, NATIONAL ASSOCIATION

Page 9 of 9 Pages

EXHIBIT A

AGREEMENT

February 12, 2009

The undersigned hereby agree to file a joint statement on Schedule 13G under the Securities and Exchange Act of 1934, as amended (the “Act”) in connection with their beneficial ownership of common stock issued by Mine Safety Appliances Company.

Each of the undersigned states that it is entitled to individually use Schedule 13G pursuant to Rule 13d-1(b) of the Act.

Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness or accuracy of the information concerning the others.

This Agreement applies to any amendments to Schedule 13G.

NATIONAL CITY BANK

BY:	/s/ Janice K. Henderson
Janice K. Henderson, Officer

ALLEGIANT ASSET MANAGEMENT COMPANY

BY:	/s/ Janice K. Henderson
Janice K. Henderson, Director